Exhibit 23.01


                Independent Accountants' Consent



The Board of Directors
Dravo Corporation:


We  consent  to  the  use  of our report incorporated  herein  by reference. Our report refers to changes in the method of accounting for postretirement benefits other than pensions and income taxes prescribed by Statements of Financial Accounting Standards Nos. 106 and 109, respectively, in 1993 and in the method of accounting for post-employment benefits prescribed by Statements of Financial Accounting Standards No. 112 in 1994.

Also, our report contains an explanatory paragraph that states a lawsuit and certain claims and assertions have been brought against the company for contract disputes and environmental costs, the outcome of which presently cannot be determined.



                                        KPMG PEAT MARWICK LLP


New Orleans, Louisiana
March 11, 1996